China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

August 6, 2008

Securities Exchange Commission
Larry Spirgel
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 27, 2008 and
Form 10-Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 000-26777

Dear Mr. Spirgel:

       We are in receipt of your letter dated July 23, 2008 regarding the above referenced filing and the following are our responses. Please note that we are responding to your comments, however, we will not be filing the amendments to the 10-Q and the 10-KSB until all of the financial comments are resolved with respect to our registration statement on Form S-1.

Form 10-KSB for the Year Ended December 31, 2007
Item 7.  Financial Statements and Supplementary Data, page 13
Consolidated Financial Statements for the Fiscal Years Ended December 31, 2007 and 2006

1. We note your response to comment 50 in our letter dated June 5, 2008. Disclose how the company accounts for the costs incurred in acquiring and producing programs for FETV. For example, tell us and disclose whether the costs incurred in acquiring and producing programs are capitalized and amortized over the license period or projected useful life of the programming. If not capitalized, tell us how you account for the acquired program license or the television programming costs, such as direct production costs, production overhead and acquisition costs.

Response:  Xinhengji (an operator of a TV station) has entered into an arrangement with the company whereby the company provides programming for the station.  In return for providing programming the company receives the rights to sell advertising on the TV station.  The company is obligated to pay $5,000,000 per year for these rights.  This cost is capitalized and amortized on a monthly basis.

In addition, the company is obligated to provide up to $5,000,000 of programming, the operator of the station, Xinhengji is bearing this cost. If the company expends in excess of $5,000,000 on programming costs these excess costs are the sole responsibility of the Company.

 2.              We note your response to comment 53 in our letter dated June 5, 2008. Please also disclose in summary form the pertinent rights and privileges of the securities outstanding.

Response:  We have updated the disclosures to summarily describe the pertinent rights and privileges of our common stock and preferred stock. Specifically, our common stock has a par value of $0.001 and holders of such securities have non-cumulative voting rights. Our preferred stock has a par value of $0.001 and holders of our preferred stock do not have voting rights.

Item 8A.  Controls and Procedures, page 33

    3.                 It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•     the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
•    the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
•     the “Sarbanes-Oxley Section 404 – A Guide for Small Business”  brochure at:  (http://www.sec/gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management’s assessment adversely affects the company’s and it shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response:  The management has performed its assessment of internal control over financial reporting as of December 31, 2007.  We have amended Item 8A on the Form 10-KSB for the year ended December 31, 2007 to include management’s assessment of internal control over financial reporting.

Form 10-Q for the quarterly period ended March 31, 2008
Consolidated Financial Statements for the Periods Ended March 31, 2008 and 2007

Note 6. Intangible Assets, page 12

4.                 We note your “use right” agreement for 30 outside billboards. Please explain to us how you determined that the costs related to this agreement should be capitalized as an intangible asset rather than expensed on a yearly basis as an operating lease.

Response: In accordance with SFAS 142 this is a non monetary asset without physical substance that provides probable future economic benefits and has costs that can be reliably measured. An intangible asset is identifiable if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

The Company entered an agreement with one third party and obtained five-year use rights of 30 outside advertising boards in Fuzhou City amounting to $6,408,248 (RMB45,000,000) on February 29, 2008. The term of the contact is in excess of twelve months and inures exclusive operation rights for the registrant in the future 5 years. The registrant expects the future economic benefits from the advertising revenue through the 30 outside boards and the cost was prepaid in the amount to $6,408,248.

Note 17 Shareholders’ Equity, page 16

5.                Explain to us in detail, and disclose in abbreviated form, your analysis of the classification provisions of EITF 00-19 with respect to warrants attached to the common stock issued in the March 7, 2008 financing transaction.

Response: Pursuant to terms, the warrants can be converted into 6,666,667 shares of common stock at an exercise price of $1.25 per share and can be exercised beginning on September 6, 2008 and will expire on September 6, 2011. If the shares underlying the warrants are not registered or able to be sold under rule 144 the investor may exercise on a cashless basis. And the Company can call the warrants (at the option of the grantor) if the Company attains certain EPS at December 31, 2008.

Based upon the aforementioned significant terms of the warrant it appears that the terms of the instrument do not trigger any of the provisions of EITF 00-19. Since the call provision is at the discretion of the company, Para 7 of EITF 00-19 provides that, “If the contract provides the company with a choice of net-cash settlement or settlement in shares, the model assumes net-cash settlement.” These are treated as equity and not as assets or liabilities.

Paragraph 12 of the pronouncement likewise revolves around provisions that could, “require” the company to redeem in cash. The company is not required to do anything in a redemption mode therefore the instruments are properly classified in permanent equity. The company cannot be compelled to act hence equity is permanent.

In summary we feel that these instruments are permanent in nature with no requirement on the part of the company to redeem for cash. Paragraph 39 of the EITF provides a table that we feel provides the parameters for our accounting treatment.

Finally, we acknowledge the following:

-             the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-             staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA YIDA HOLDING, CO.

By:        /s/ Chen Minhua
Chen Minhua